UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Rempe, James H.
   11555 Darnestown Road
   Gaithersburg, MD  20878
2. Date of Event Requiring Statement (Month/Day/Year)
   10/15/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
   10/28/97
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |49,678                |D               |                                               |
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       "          "                        |993                   |D               |Note 1                                         |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Common Stock Option (Rig|Note 2   |11/2/99  |Common Stock           |21,393   |$2.6414   |D            |                           |
ht to Buy)              |         |         |                       |         |          |             |                           |
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                 "      |Note 3   |10/23/00 |"          "           |18,292   |$3.0109   |D            |                           |
          "             |         |         |                       |         |          |             |                           |
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                 "      |Note 4   |10/21/01 |"          "           |18,986   |$3.955    |D            |                           |
          "             |         |         |                       |         |          |             |                           |
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                 "      |Note 5   |10/21/02 |"          "           |13,638   |$6.4484   |D            |                           |
          "             |         |         |                       |         |          |             |                           |
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                 "      |Note 6   |12/6/98  |"          "           |14,155   |$6.9078   |D            |                           |
          "             |         |         |                       |         |          |             |                           |
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                 "      |Note 7   |6/21/05  |"          "           |9,066    |$9.2807   |D            |                           |
          "             |         |         |                       |         |          |             |                           |
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                 "      |Note 8   |7/01/06  |"          "           |6,738    |$12.113   |D            |                           |
          "             |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Restricted stock granted under the Choice Hotels International, Inc. Non-Employee Director Stock
Compensation Plan. Such stock vests in three equal annual installments beginning on October 16, 1997.
Note 2:  Option is currently
exercisable.
Note 3: 16,495 options are currently exercisable. The remainder vest on 10/25/98.
Note 4: 12,248 options are currently exercisable. The remainder vest in four equal annual installments beginning on
10/31/97.
Note 5: 8,247 options are currently exercisable. The remainder vest in three equal annual installments beginning on
10/21/98.
Note 6: 11,161 options are currently exercisable. The remainder vest on 12/6/97.
Note 7: 5,023 options are currently exercisable. The remainder vest in three equal monthly installments beginning on
6/21/98.
Note 8: 1,348 options are currently exercisable. The remainder vest in four equal annual installments beginning on
7/1/98.
SIGNATURE OF REPORTING PERSON
James H. Rempe
DATE
2/12/98